China Broadband, Inc.
27 Union Square, West Suite 502
New York, New York  100031

January 25, 2011

By EDGAR Transmission

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Larry Spirgel

Re:	China Broadband, Inc.
Form 10-K for the fiscal year ended December 31, 2009
Filed April 15, 2010
Forms 10-Q for the quarters ended September 30, 2010
File No. 0-19644

We hereby submit the responses of China Broadband, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated December 8, 2010, providing the Staff’s comments with respect to the above referenced Annual Report on Form 10-K (the “10-K”) and Quarterly Report on Form 10-Q (the “10-Q”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Form 10-K for the Year Ended December 31, 2009

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations Settlement Agreement, page 26

1.	Please tell us in detail your rationale under the accounting literature for recording a gain regarding this settlement agreement involving Cablecom Holding shares as well as other items.

Company Response:  We recorded a gain regarding the settlement agreement between the Company, shareholders, and executives. Mr. Clive Ng, our former CEO, transferred 390,000 shares of Cablecom Holdings shares to our Company and waived his accrued compensation to settle potential claims that we could have brought against him for violation of his employment agreement with the Company.  These Cablecom Holdings shares were recorded at fair value per the quoted market price on the date of settlement. In addition, ASC 405-20-40 states that a liability can be derecognized if the debtor is legally released from being the primary obligor under the liability, either judicially or by the creditor.  By entering into the settlement agreement, Mr. Ng has legally released our company from the accrued compensation owed to him.  Therefore, the relinquishment of the accrued compensation payable and the fair value of the assets received were therefore recorded as a gain.

Simultaneously, we extended the expiration dates and exercisable period and other terms of certain warrants to the investors involved in the settlement agreement to settle possible claims that they could have brought against our company. The difference in fair value of the warrants under the original terms and under the modified terms on the settlement date was recorded as a loss.

The settlement agreement resulted in a net gain on settlement of the dispute between the Company, shareholders, and executives.  The net gain was recognized when the parties entered into the settlement agreement and does not fall into the scope of gain contingency in accordance with ASC 450-30.

Selling, General and Administrative Expenses, page 25

2.	Please tell us in detail about the items that comprise these categories. Please expand your disclosure in future filings.

Company Response:  The primary components of our selling, general and administrative expenses include insurance, marketing and promotion, rent, sales tax and travel.  For the year ended 2009, these costs totaled $733,000, an increase of $303,000, or 70% as compared to $430,000 for 2008.  The increase is mainly due to the inclusion of our Shandong Publishing joint venture in July 2008 and the inclusion of our AdNet acquisition in April 2009.   We will include such expanded disclosure in our future filings.

Item 9A(T) Controls and Procedures, page 34

3.
It is unclear to us how you were able to conclude that your disclosure controls and procedures were effective considering that you have material weaknesses such as not being able to “maintain personnel with a sufficient level of accounting knowledge, experience and training in the selection and application of US GAAP and related SEC disclosure requirements” and you do not “have an accounting policy manual based on US GAAP.” It would appear that these weaknesses in addition to the deficiencies in your financial closing procedures would result in your disclosure controls and procedures not being effective. Please advise or revise.

Company Response:  Although the disclosure under the section “Evaluation of Disclosure Controls and Procedures” of the 10-K indicated that our disclosure controls and procedures were effective, the section immediately following containing “Management’s Annual Report on Internal Control over Financial Reporting” stated that our controls were not effective.   The disclosure under “Evaluation of Disclosure Controls and Procedures” was in error, and we will provide consistent disclosure in our future filings.

Consolidated Financial Statements

Acquisition of AdNet, page _F-11

4.	Please tell us in detail why you did not allocate any of the purchase price to ICP license and right held by AdNet as described on page F-12. We note that you still hold the license.

Company Response:  From the beginning, the Company believed that AdNet’s ICP license had minimal value mainly because it was not exclusive.  Additionally, if the Company had recorded any fair value for the license, it would have been fully impaired at year end as was the goodwill due to abandoning the business.  Additionally, at the time we finalized the purchase accounting in the fourth quarter of 2009, and analyzed the long term assets for impairment, it was evident that the software technology was the only intangible asset with continuing value to the ongoing business.  We will revise our wording as to not place emphasis on the ICP license in future filings.

5.	Please tell us about, and disclose in future filings, the details of the trustee relationship disclosed on page 3 for the purpose of holding the shares of AdNet owned by you.

Company Response:  Pursuant to the Trustee Arrangement, dated April 7, 2009 between CB Cayman and Wang Ying Qi, Mr. Wang agreed to hold, as nominee shareholder only, CB Cayman’s equity interest in AdNet.  Pursuant to the Trustee Arrangement, Mr. Wang is not entitled to any dividend or other benefits generated from the nominee shareholding in AdNet, nor will Mr. Wang assume any liability that could arise therefrom.  Mr. Wang’s  responsibilities will relate solely to the role as a nominee shareholder and  he will not be responsible for the day-to-day operations of AdNet other than as directed by CB Cayman or the Company.  In addition, Mr. Wang will comply with the directions of CB Cayman or the Company with respect to any votes of the shareholders of AdNet that may from time to time be required.  The term of the Trustee Arrangement is 240 months.

Shandong Joint Media Venture – Cooperation Agreement and Additional Payment, page F-12

6.
Please tell us in detail and expand your disclosure in future filings about your contractual arrangements with Pu Yue, your CFO, who acts as a trustee on your behalf pursuant to pledge and trustee agreements. Please tell us in detail about the legal enforceability of the pledge and loan agreement, pursuant to which all shares of Shandong Media which you acquired are held in trust on your behalf by your CFO as nominee holder as security for a loan to Shandong Media’s parent seller. Please tell us in detail and expand your disclosure in future filings your rationale for consolidation under ASC 810-10.

Company Response:  Shandong Lushi Media Co., Ltd., or Shandong Publishing, is a PRC company owned 50% by Jinan Zhongkuan, 30% by Shandong Broadcast & TV Weekly Press, a PRC company otherwise unaffiliated with the Company, and 20% by Modern Movie and TV Biweekly Press, a PRC company otherwise unaffiliated with the Company.  Jinan Zhongkuan Dian Guang Information Technology Co., Ltd., or Jinan Zhongkuan, is a PRC company owned 90% by Pu Yue, our former Vice-Chairman and CFO, and 10% by Liang Yuejing, a PRC individual, and controlled by CB Cayman pursuant to a series of contractual relationships, including Loan Agreements, Equity Option Agreements, Equity Pledge Agreements, Powers of Attorney and Trustee Arrangements.  Pursuant to these agreements, Mr. Yue holds his equity interest of Jinan Zhongkuan as trustee for CB Cayman, our wholly-owned BVI subsidiary.  Mr. Yue pledged the ownership in Jinan Zhongkuan to Beijing China Broadband Network Technology Co., Ltd., or WFOE, a PRC company owned 100% by CB Cayman, as security for the obligations of Shandong Publishing to satisfy the 10,000,000RMB loan made by the Company to Shandong Publishing.

We account for entities qualifying as variable interest entities, or VIEs, in accordance with ASC 810, Consolidation. VIEs are required to be consolidated by the primary beneficiary. The primary beneficiary is the entity that holds the majority of the beneficial interests in the variable interest entity. A VIE is an entity for which the primary beneficiary’s interest in the entity can change with changes in factors other than the amount of investment in the entity.

With respect to Jinan Zhongkuan, the Company, through CB Cayman, is the sole owner of WOFE, and exercises the overall voting power over WFOE.  In addition, through the various contractual agreements between CB Cayman, the trustees, the WFOE and Jinan Zhongkuan, as discussed in detail above, Jinan Zhongkuan is considered a VIE under ASC 810.  As the Company bears all risks and is entitled to all benefits relating to the investment in Jinan Zhongkuan, the Company is a primary beneficiary of Jinan Zhongkuan and is required to consolidate Jinan Zhongkuan under the variable interest model.

With respect to Shandong Publishing, Shandong Publishing cannot finance its own activities without the cash contribution from Jinan Zhongkuan.  Despite the structure of the ownership of Shandong Publishing as set forth above, Jinan Zhongkuan has contributed the full 9,000,000RMB, while the other owners owe 1,600,000RMB.  As such, Jinan Zhongkuan had greater equity subject to loss as of September 30, 2008.  In addition, apart from its 50% equity interest in Shandong Publishing, Jinan Zhongkuan has the obligation to bear expected losses and receive expected returns through the services agreement, which entitles Jinan Zhongkuan to all net profits of Shandong Publishing.

Accordingly, due to the nature of our ownership/control of Jinan Zhongkuan and Shandong Publishing, they are considered VIEs and therefore are properly consolidated pursuant to ASC 810.

Please see our response to Comment 8 below regarding the legality and enforcement of our VIE arrangements.

7.
Please tell us in detail and expand your disclosure in future filings regarding the nature and requirements for the additional payment. We note the material write-offs in 2010 and the extension of the payment. Do you still anticipate making the payment?

Company Response:  The amount owed to the Shandong group was a performance based 2nd payment determined by the first year’s profit of the operating business.   As our partners missed their performance goals, the payment owed is the minimum amount of 5,000,000RMB (approximately $730,000 USD).  Our partners have expressed interest in becoming involved with us in our new pay-per-view business model, and they have agreed to extend the terms of the money owed until we can reach an agreement on how Shandong Publishing could be involved in the pay-per-view business.  The payment is a contractual obligation and absent any modification to the contract, the payment will be made.  We will include such expanded disclosure in our future filings.

8.
We note your disclosure on page 10 that your ownership in Shandong Publishing is subject to similar limitation as your arrangement with Jinan Broadband. Please tell us in detail about these limitations and disclose in future filings.

Company Response:  Subsequent to the filing of the 10-K, we included additional risk factor disclosure in the 10-Q regarding our contractual control over our variable interest entities, Shandong Publishing, Jinan Broadband and Sinotop Beijing.  We believe that such risk factor disclosure is responsive to the Staff Comment 8, and will include such disclosure in our future filings.

Goodwill and Other Intangible Assets page F-14

9.
Please tell us in detail why the company, AdNet, that you purchased only several months previously had a total impairment of goodwill in 2009. Tell us when you made the decision to change from the original business model to a PPV business. We note that the AdNet was in the development stage when you purchased it. With your change in your business model to PPV, tell us in detail why you believe that your software technology related to delivery of multimedia advertising has the value as stated in your financial statements. Tell us your consideration of a possible impairment.

Company Response:  AdNet was an early stage company when we made our initial stock investment in April 2009.  The advertising market in China significantly declined in the third and fourth quarters of 2009 and many of our customers began to default on their bills.  Due to our limited working capital at the time, the fact that existing customers were not paying, and the commencement of negotiations for our new PPV business, it became clear that we needed to suspend AdNet’s operation.  We made the decision to switch to the PPV model at the end of 2009.  We believed at the time, and continue to believe, that AdNet’s technology would be better utilized in our PPV business given the advertising market and cash requirements to maintain the Adnet business.  We still own the rights to AdNet’s software technology which we plan to utilize to deliver advertising on top of our PPV channels.

We created a 5-year, discounted cashflow model for our PPV business that breaks out the revenue derived from the AdNet software technology.  We then engaged an outside, third party valuation firm to assist us in valuing this technology.  They performed a “relief from royalty” analysis to determine the fair value of the rate it would cost us to license this technology from an outside party.

Income Taxes, page F-19

10.
Please refer to ASC 740-10-50. Tell us the components of deferred tax liabilities and provide an analysis of the changes to the valuation allowance. Please provide us with proposed disclosures that you will provide in future filings to comply with the accounting literature.

Company Response:  There is only one component of deferred tax liabilities. They all relate to intangible assets as disclosed on page F-20 to the financial statements. The Deferred tax liabilities are labeled “deferred tax liability – intangible assets.” These relate to the intangible assets acquired in business combinations as discussed in our response to comment 11. Because the Staff’s comment indicates that there was some confusion in the presentation, we propose that in future filings we not use the hyphenated disclosure and instead have “deferred tax liability” as a heading in the same format as the “deferred tax asset” heading, and have “intangible assets basis differences” as  the caption for the line item including the liability amount.

We propose the following additional disclosure in future filings:

Included in the determination of income tax expense (benefit) for the years ended December 31, 2010 and 2009 were estimated interest and penalties of $[TBD] and $625, respectively, on unrecognized tax positions.

We also will provide a disclosure of the components of the income tax benefit or expense as required by ASC 740-10-50-9. The following is what we propose to include for 2009:

The Company’s income tax expense (benefit) for the year ended December 31, 2009 consisted of the following:

Benefit of operating loss carryforwards	$(172,734)
Other deferred tax benefits	(89,504)
Unrecognized tax positions	18,577
$(243,655)

The change in the valuation allowance for 2009 was caused by the following:

Increase in US parent deferred tax assets	$686,140
Increase in WFOE deferred tax assets – current year	7,162
WFOE deferred tax assets 12/31/08 not included in 12/31/08 balance (A)	24,545
Increase in Zhong Kuan deferred tax assets	2,242
Increase in Jinan Broadband deferred tax assets	526,081
Decrease in Jinan Broadband deferred tax liabilities	21,680
Reduction in Jinan Broadband valuation allowance because additional NOL carryforwards with later expiration years are able to offset more deferred tax liabilities	(23,260)
Increase in valuation allowance	$1,244,590

(A)	See response to comment 12

Note that changes to the deferred tax assets and liabilities of Shandong Publishing and AdNet had no effect on the valuation allowance as explained in our response to Comment 11.

11.	Tell us in detail about your accounting for PRC income taxes.

Company Response:  In accounting for PRC taxes, each of our five PRC subsidiaries is a separate taxpaying component. The WFOE and Jinan Zhongkuan have no revenue and only minimal expenses. The expenses create a net operating loss, or NOL, carryforward which give rise to deferred tax assets at the PRC rate of 25% that are fully offset by a valuation allowance.

A key element affecting the accounting for income taxes on the other three PRC subsidiaries is that upon acquisition, under FAS 141, or 141(R), we recorded deferred tax liabilities for the excess of the fair value of intangible assets (other than goodwill) over their PRC income tax basis. In virtually all cases, the intangible assets were not recognized for PRC income tax purposes so the deferred tax liability was 25% of the fair value that was recorded in the financial statements upon acquisition. This was done in accordance with ASC 805-740-25-2.

There were also some property and equipment that had tax bases in excess of the estimated fair value at acquisition. Deferred tax assets were recognized relating to these differences.

The following is a discussion of the three subsidiaries:

AdNet

Upon acquisition in 2009 deferred tax liabilities were recorded because of the software technology which was recorded based on estimated fair value but had no PRC tax basis. No deferred tax liabilities were recorded relating to the goodwill.

The losses of AdNet from acquisition through December 31, 2009, other than the impairment of goodwill which is a permanent difference, and the amortization of the software technology, a temporary difference, created an NOL carryforward which gave rise to a deferred tax asset. The deferred tax asset from the NOL was smaller than the deferred tax liability from the software technology. Further, the entire deferred tax liability is expected to reverse with the five year life of the NOL carryforward and thus insure its utilization to offset the reversal of the liability. We consequently concluded that there was no reason to record a valuation allowance against $105,830 deferred tax asset. The creation of that asset during the period, along with the $47,311 reversal of deferred tax liabilities relating to the amortization of the software technology resulted in a $153,140 deferred tax benefit for 2009.

Shandong Publishing

Upon acquisition in 2008 deferred tax liabilities were recorded against the service agreement intangible asset which had no PRC tax basis. There were also some relatively small deferred tax assets recorded relating to property and equipment with PRC tax bases in excess of fair value. Shandong Publishing had losses in both 2008 and 2009, even excluding the amortization of the service agreement intangible asset, a temporary difference, which created NOL carryovers for which deferred tax assets were recorded. The cumulative deferred tax assets from the carryovers and property and equipment basis differences are ($74,962 at December 31, 2009) are much smaller than the deferred tax liabilities ($602,338). Enough of the deferred tax liabilities are expected to reverse during the five year life of the NOL carryover, as well as during the years during which the property and equipment deferred tax assets will reverse, that the Company concluded that no valuation allowance was required. The creation of $43,644 in NOL related deferred tax assets, the reversal of $37,042 of deferred tax liabilities relating to the amortization of the service agreement, and the $7,902 change in estimate discussed in the response to comment 12 less a $2,750 reduction in deferred tax assets because of the greater depreciation of fixed assets for tax purposes netted to an $85,838 income tax benefit.

Jinan Broadband

Upon acquisition in 2007 deferred tax liabilities were recorded against the service agreement intangible asset which had no PRC tax basis. Deferred tax assets have been created in subsequent years as the property and equipment has been depreciated more slowly for PRC income tax purposes than for financial statement purposes. Jinan has incurred losses in each year since acquisition, even excluding the non-deductible amortization of the service agreement intangible asset, a temporary difference, which created NOL carryovers for which deferred tax assets were recorded. In Jinan’s case, the deferred tax assets from the  NOL carryforwards, from more rapid depreciation of property and equipment for financial reporting purposes than for income tax purposes and from deferred revenue that has been recognized as revenue for PRC tax purposes, exceed the deferred tax liabilities. With no history of income, the Company, consequently, has concluded that a valuation allowance is necessary to offset a portion of the deferred tax assets. Clearly, at least the excess of the deferred tax assets over the deferred tax liabilities need a valuation allowance. In addition, the Company has also concluded that a portion of the deferred tax liabilities will not be able to be offset by the deferred tax assets because they will not reverse until periods beyond the five year expiration of the NOL carryforwards. At December 31, 2009, the deferred tax assets of $1,464,078 could not be offset by all of the $370,943 in deferred tax liabilities. Only $216,680 of deferred tax liabilities were estimated to reverse either during the five year expiration period of the NOL carryovers or during the expiration periods of future hypothetical carryovers that would be created by expected future tax depreciation of property and equipment over GAAP depreciation, and by the reversal deferred revenue, assuming pre-tax GAAP breakeven for those future years. The creation of additional deferred tax assets of $271,891 relating to the 2009 NOL carryforward, $206,601 relating to property and equipment depreciation differences and $47,588 relating to the increase in deferred revenue during the year along with the reversal of $21,680 of deferred tax liabilities relating to the amortization of the service agreement intangible asset resulted in what would have been an income tax benefit of $547,761 had it not been for an increase in the valuation allowance totaling $524,501 which limited the income tax benefit to $23,260. The benefit for the year principally represents an additional year of deferred tax liability reversal made realizable by the current year NOL which adds one more year in the future that will be during the NOL expiration period.

To summarize, the income tax benefits were as follows:

AdNet	$153,000
Shandong	86,000
Jinan	23,000
Total	262,000
Less unrecognized tax position	(18,000)
$244,000

12.	Tell us the nature of the adjustments that gave rise to the change in estimates in your reconciliation on page F-20.

Company Response:  In preparing the reconciliation, the tax effect of several late entries affecting pre-tax income was contemplated only in the calculation of the expected income tax benefit but not in the other line items. The difference was believed to be part of changes in estimates which appeared to be a reasonable amount given that there were known to be such changes. Of the ($195,438) included in the reconciliation as “Change in estimate,” ($63,511) should have been included as reductions in the “Increase in valuation allowance” and “Nondeductible expenses” line items.  Further, we noted that certain other reclassifications in the reconciliation would have resulted in additional reductions to the “Change in estimates” line item totaling ($13,256) with offsetting amounts reducing the “WFOE NOL not recognized for indefinite reversal” line by $7,163 and the “Increase in valuation allowance” line by $6,093.

After these adjustments the corrected “change in estimates” would be $118,672.

The nature of items included in “change in estimates,” after making the adjustments described in the first paragraph above, consist of changes to deferred tax assets estimated at December 31, 2009, largely offset by increases in the valuation allowance. We propose changing the caption in our upcoming 10-K filing to have two line items “changes in estimates of deferred tax assets and liabilities – offset by an increase in the valuation allowance above” and the second to read “other changes in estimates.” The second line, the portion not offset by valuation allowances, would have a total of $7,902 which relates to changes in the estimate of fixed asset basis differences in one PRC subsidiary for which there is no deferred tax valuation allowance. (see our response to comment 11).

The remaining $110,770 ($118,672 - $7,902) should be in “changes in estimates of deferred tax assets and liabilities – offset by an increase in the valuation allowance above.” This consists of net increased estimated deferred tax assets at December 31, 2008 as follows:

Deferred tax assets on marketable securities basis in excess of carrying amount	$604,116
Recording the deferred tax assets on the carryover of the WFOE subsidiary. (see the valuation allowance analysis in our response to comment 10)	24,545
Recognition of deferred tax assets on an AMT credit only recognized because of the assessment in 2009 of an unrecognized tax position for 2008.	17,952
The original accrual included a deduction for the increase in the terms of the warrants that were recorded as part of the January 2008 settlement. This was not deducted on the tax return as filed.	(485,133)
The original accrual included a deduction for certain debt related costs capitalized for financial reporting purposes. The return as filed used the same treatment as the financial statements.	(45,476)
Increasing deferred tax assets based on the 2007 NOL carryover in the return as filed rather than the estimate used in both the 2007 and 2008 accruals.	(29,507)
Various other items	24,275
Total	$110,770

13.
We note your disclosure on page 17 about the uncertainty that exists regarding how the PRC’s current income tax law applies to your overall operations. Please tell us about the nature of the uncertainties regarding your tax position and the basis for your belief that legal entities organized outside of the PRC should not be treated as residents for purposes of the new EIT Law. Please tell us in detail the steps you have taken to determine that you are not required to accrue these taxes for financial statement purposes. Tell us how your auditors have satisfied themselves that an accrual is not required. Please quantify the impact on your results of operations if your belief is not correct. Please provide us with your proposed disclosures that you will include in future filings to provide the details above.

Company Response:  Before discussing the merits of the position we do not believe that, even if the non-PRC entities are treated as PRC residents there would be no basis to record any liability to date because they have had no income, other than a minimal amount of interest income, and operating expenses have been considerably higher than that interest income.

Also, because of Company’s assessment that we expect to hold their investments and reinvest future earnings indefinitely there is no basis for recording liabilities on unremitted income should such income arise in the future. To date there have only been losses.

For these reasons, there is no uncertainty that would give rise to a liability.

We believe that our non-PRC entities would not be deemed to be resident enterprises under the new EIT law because, inter alia, the non-PRC entities senior management personnel and key decision maker live in, and principally work in the United States and the books and records of the entities are located and maintained in the United States.

We propose to add the following disclosure to the notes to the financial statements in future filings:

China passed a new Enterprise Income Tax Law (“EIT Law”) and implementing rules, both of which became effective January 1, 2008. Under the EIT Law, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes.

If the EIT Law were to be applied to China Broadband, Inc., (the Nevada Corporation itself) and/or to China Broadband Cayman those entities would be subject to Chinese corporate income tax, currently at a rate of 25%. To date, these two entities have generated no net income so there would be no Chinese tax liability even if the EIT Law were to apply to them.

Furthermore, we believe that the law does not apply to our non-Chinese entities and have substantial defenses, that we believe would prevail, if the Chinese tax authorities were to try to apply the EIT Law to us. It is, of course reasonably possible that the Chinese tax authorities would successfully make that claim.

Form 10-Q for the Quarterly Period Ended September 30, 2010

Acquisition of Sinotop, page 10

14.
Please tell us why you did not file the financial statements of Sinotop Group Limited as required by Rule 8-04 of Regulation S-X and the pro forma financial information as required by Rule 8-05 of Regulation S-X.

Company Response:  Although we met the investment condition of Rule 8-04(b)(1) of Regulation S-X, we did not include the financial statements of Sinotop Group Limited and the pro forma financial information because the Company deemed such disclosure not to be meaningful due to the acquired company’s dormancy.

Due to the restrictions the PRC government places on foreign ownership, we were forced to establish our Sinotop operating joint-ventures using a PRC company.  Our Chinese partners had a dormant shell company in China that we determined we would use for this vehicle.  This company was established prior to our transaction but had no operations or assets.  Our Chinese partners established the JVs through this entity prior to our purchase.  We purchased the company for stock and other considerations on July 30, 2010.  At the time the only assets in the company were the charter/VIE agreements and the non-compete agreements which we valued at $8.8M.

We will make this treatment more clear in future filings.

Purchase Consideration, page 10

15.
We note that you used an alternative approach to determine the preliminary value of the common stock since there was no liquidity in the stock for most of the past two years and you believed that the stock price was not representative of the true market price. However, since the stock is publicly traded in an active market, it is unclear to us why the quoted market price was not used. If discounts are appropriate under the circumstances, they should be supported by objective evidence. If the stock is not publicly traded in an active market, then the following methods should be considered: contemporaneous equity transactions with third parties; fair value of the services or goods provided, if more reliable; or consider management’s judgment per ASC 820-10-35. You should provide disclosure regarding all major assumptions used to value stock options, warrants and other equity instruments in the footnotes as well as Critical Accounting Estimates in Management’s Discussion and Analysis of Financial Condition and Results of Operations as well as a sensitivity analysis.

Company Response:  The Company determined that there was little liquidity in the stock during the past two years, and that transactions did not occur with sufficient frequency and volume to provide accurate pricing information on an ongoing basis.  As a result, we determined that the stock was not traded in an active market as defined in ASC 820-10-35-51.

To further support our conclusion, we researched similar equity transactions, specifically private investments in public equity (“PIPE”) transactions.  Given Mr. Liu’s 100% ownership of the equity in Sinotop, we viewed PIPE’s as transactions very similar to this for comparison purposes.  After reviewing comparable private transactions, we determined it is not unusual for companies in our industry to issue new shares at steep discounts to the observed closing price.  This discount reflects the inherit illiquidity of companies with comparatively small market capitalizations as well as the dilutive effect of the observed offerings.  In the observed private transactions, the new money raised represented, on average, approximately 10% of the existing market capitalization of the represented companies.  In the same transactions, the average discount offered on the newly issued shares was 43%.  The 91.0 million common shares issued at $0.05 per share represented $4.6 million of new money, or approximately 23% of the existing market capitalization for the Company.  Moreover, the fully diluted shares issued in the Sinotop acquisition represented 46% of the common shares outstanding prior to the acquisition.  Thus, in our opinion, the 50% discount offered on the equity price in the Sinotop transaction is consistent with discounts offered in observed similar transactions and is a fair valuation.

Further, the Company has a history of generating losses, and as further support for our conclusion, we determined that the underlying value of the common equity approximates the book value per share, which in this instance is $0.05.

Earn-Out Securities, page 10

16.	Tell us why your Board of Directors is determining the performance milestones after the acquisition has occurred. Revise your disclosures in future filings.

Company Response:  The Company was required to close the transaction by a certain deadline, and there was not enough time prior to the closing to determine the specific performance milestones.  The milestones that were agreed upon were that Sinotop will ensure that (i) at the end of the first year, at least 3 million homes will have access to the Company’s PPV services, (ii) at the end of the second year, at least 11 million homes will have access to the Company’s PPV services, and (iii) at the end of the third year, at least 30 million homes will have access to the Company’s PPV services.  We will disclose the performance milestones in future filings.

17.
Tell us in detail how you determined the amounts to ascribe to the intangible assets listed on page 11. It appears that no intangible assets other than a noncompete agreement were acquired. Tell us your accounting for each intangible asset acquired.

Company Response:  We engaged a valuation firm to perform the valuation of the identifiable assets.  The preliminary valuation resulted in two identifiable assets.  We estimated the preliminary fair value to be $3,858,002 to the charter/VIE agreements and $4,899,541 to the noncompete agreement.  As noted throughout the footnote we state the valuation is preliminary and has not yet been finalized.  In accordance with ASC 805, in future filings we will more clearly disclose that we were waiting for final asset valuations and milestones so that the acquisition accounting could be completed.

Goodwill and Intangible Assets page 13

18.
We note your tabular presentation of “Amortization/Impairment Charge” on page 14. Please separate the impairment from the amortization in future filings. Please provide us with your proposed disclosures.

Company Response:  We have revised the tabular presentation of “Amortization/Impairment Charge” as follows:
	Balance at					Balance at
	December 31,		Amortization	Impairment	Other	September 30,
	2009	Additions	Expense	Charge	Changes	2010
Amortized intangible assets:
Service agreement	$1,483,762	$-	$(65,040)	$-	$-	$1,418,722
Publication rights	824,812	-	(28,829)	(331,824)	-	464,159
Customer relationships	183,730	-	(13,977)	(71,499)	-	98,254
Operating permits	1,234,583	-	(43,153)	(496,677)	-	694,753
Software technology	567,727	-	(189,243)	-	-	378,484
Charter / VIE agreements	-	3,858,002	(32,150)	-	-	3,825,852
Noncompete agreement	-	4,899,541	(163,318)	-	-	4,736,223
Total amortized intangible assets	$4,294,614	$8,757,543	$(535,710)	$(900,000)	$-	$11,616,447

Unamortized intangible assets:
Goodwill	$-	$3,874,669	$-	$-	$-	$3,874,669

	Balance at					Balance at
	December 31,		Amortization	Impairment	Other	December 31,
	2008	Additions	Expense	Charge	Changes	2009
Amortized intangible assets:
Service agreement	$1,570,482	$-	$(86,720)	$-	$-	$1,483,762
Publication rights	968,977	-	(42,250)	-	(101,915)	824,812
Customer relationships	228,933	-	(20,491)	-	(24,712)	183,730
Operating permits	1,450,366	-	(63,236)	-	(152,547)	1,234,583
Software technology	-	756,969	(189,242)	-	-	567,727
Total amortized intangible assets	$4,218,758	$756,969	$(401,939)	$-	$(279,174)	$4,294,614

Unamortized intangible assets:
Goodwill	$-	$1,239,291	$-	$(1,239,291)	$-	$-

19.
Tell us in detail about your process for determining that the Shandong Media intangible assets were impaired in the second quarter of 2010. Tell us the disclosure that you provided to investors regarding the possibility of impairments in your previous filings.

Company Response:  Due to consistent losses, we performed an analysis and determined that our projected future cash flows did not support the carrying value of the assets.  We recorded an impairment charge for the difference.  We have not provided disclosure to investors regarding the possibility of impairments in our prior filings, however such disclosures will be included in future filings as required.

*****

In addition to our responses above, we acknowledge and agree that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned by either telephone at (212) 206-1216 or facsimile at (212) 206-9112, or Louis A. Bevilacqua, Esq. of Pillsbury Winthrop Shaw Pittman LLP, our outside special securities counsel at (202) 663-8156.

Sincerely,

China Broadband, Inc.

By:	/s/ Marc Urbach
Marc Urbach
President and Chief Financial Officer